Exhibit 100.1

NICE EVOLVE WFM Brings Enterprise-Class Forecasting to
Organizations of All Sizes through the Cloud

The leading SaaS workforce management solution offers businesses a robust set of tools that deliver cost savings, improved forecasting accuracy, and greater customer satisfaction

Hoboken, N.J., April 26, 2017 – NICE (Nasdaq: NICE) today announced a set of enhancements to its award-winning EVOLVE Workforce Management (WFM) solution that extends its enterprise-class staff forecasting functionality to contact centers of all sizes through the cloud. As part of the first continuous delivery workforce management solution, these powerful forecasting features are easy to use and make accurate capacity planning far more cost-effective.

The NICE EVOLVE WFM forecasting module offers businesses the most robust set of tools in the market. Precise forecasts of customer demand are created by automatically applying user-defined rules and historical data, taking into account such factors as single- and multi-skill tasks and multichannel requirements. Managers can also easily use the solution’s unlimited “what if” scenarios to adjust forecasts, staff scheduling and capacity planning at their discretion.

As a result, businesses of all sizes can enjoy a rich, intuitive set of tools that simplify and streamline contact center workforce management – enabling them to benefit from cost savings, forecasting accuracy and planning efficiencies that contribute to greater customer satisfaction.

NICE EVOLVE WFM forecasting combines next-generation technology (including advanced mathematical methods such as Box-Jenkins ARIMA, exponential smoothing and multi-linear season regression) with an award-winning, customer-friendly user interface and cloud-based delivery. EVOLVE customers receive NICE’s leading public cloud workforce management solution without the long-term hardware investment, annual maintenance and upgrade hassles typically associated with enterprise-grade software; and, implementation is carried out in mere minutes.

Miki Migdal, President of the NICE Enterprise Product Group:
“Accurate forecasting is essential to any organization that prioritizes customer experience – businesses must ensure that they have the right person in place at the right time to manage customer inquiries in both an efficient and satisfactory manner. We are pleased to make this capability available to businesses of all sizes, with our cloud-based EVOLVE WFM solution. Our enhanced automated forecasting capabilities, now available in the cloud, will allow organizations to reinvent customer service without the need for downtime, lengthy training, or special integrations with their existing systems.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.